ASPIRATION FUNDS

Change in Independent Registered Public Accounting Firm

At a meeting held on March 5, 2018, based on the recommendation of the Audit Committee of the Aspiration Flagship Fund and Aspiration Redwood Fund, each a series of Aspiration Funds (hereinafter referred to as the "Funds") and the approval of the Board of Trustees, Cohen & Company, Ltd. ("Cohen") was dismissed as the independent registered public accounting firm for the Funds. At the same meeting, based on the recommendation and approval of the Audit Committee, the full Board of Trustees of the Funds approved the appointment of Ernst & Young LLP as the Funds' registered public accounting firm for the fiscal year ending September 30, 2018.

The reports of Cohen on the Funds' financial statements for each of the last two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Funds' two most recent fiscal years, and through March 5, 2018, there were no disagreements with Cohen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Cohen, would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the Funds' financial statements for such years. During the two most recent fiscal years, and through March 5, 2018, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K promulgated by the SEC.

The Funds have requested Cohen to furnish them with a letter addressed to the SEC stating whether or not it agrees with the above statements.

A copy of such letter is filed as an Exhibit to this Form N-SAR.